EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 25, 2015

To the Benefits Administration Committee

BMO Harris Bank N.A.

We hereby consent to the incorporation by reference in this Annual Report on Form 11-K of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris as of, and for the year ended, December 31, 2014 of our report dated June 25, 2015, included in Registration Statement No. 333-177579 of Bank of Montreal on Form S-8, dated June 25, 2015, relating to the statements of net assets available for plan benefits as of December 31, 2014 and 2013, the statements of changes in net assets available for plan benefits for the years then ended, the schedule of assets (held at end of year) as of December 31, 2014, and the schedules of nonexempt transactions and delinquent participant contributions for the year then ended.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois